SECURI[TIES AND EXCHANGE COM]MISSION

06008524

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-27533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/05 (MM/DD/YY) AND ENDING 02/28/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Baron Capital, Inc.

OFFICIAL USE ONLY
10538
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10153 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron (212) 583-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Ave (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baron Capital, Inc., as of February 28, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

Maribel Soulaine
Notary Public, State of New York
NO. 01SO6042567
Qualified in New York County
Commission Expires May 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARON CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc., as of February 28, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 27, 2006

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2006

ASSETS	
Cash and cash equivalents	$ 7,443,439
Investment in marketable securities (cost of $1,721,871)	2,733,520
Due from corresponding broker	1,465,752
Investments in limited partnership and nonmarketable security (cost of $566,345)	1,808,051
Deferred tax asset	259,250
Due from affiliates	7,403
Other assets	230,800
	$ 13,948,215
LIABILITIES	
Marketable securities sold, but not yet purchased (proceeds of $475,205)	$ 1,012,750
Accrued expenses and other liabilities	4,202,544
Due to affiliate	1,697,971
Deferred tax liability	1,007,500
Current taxes payable	580,000
	8,500,765
Commitments	
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	2,347,285
	5,447,450
	$ 13,948,215

See notes to statement of financial condition

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. ("BCG"), is a registered broker/dealer which cleared all of its customer transactions through a correspondent broker on a fully disclosed basis. On October 13, 2005, the Company ceased its institutional brokerage services and has not earned commissions since that date. The Company is also the distributor of the shares of seven affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions and valuation:

The Company records securities transactions on a trade-date basis. Realized gains and losses from securities transactions are calculated on a specific identification method.

Investments in marketable securities and marketable securities sold, but not yet purchased are valued on the last business day of the year at the last available reported price.

Investment in a nonmarketable security is carried at estimated fair value as determined by the Board of Directors.

The Company is a limited partner in an affiliated partnership that invests in nonmarketable securities which have been valued by the partnership's management. This investment is being carried at estimated fair value in the statement of financial condition, based upon the underlying investments.

Because of the inherent uncertainty of valuation of the nonmarketable security and the affiliated limited partnership, their estimated fair values may differ from the values that would have been used had a ready market existed and the difference could be material.

[2] Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The accounts of the Company, its parent and two affiliated companies are included in consolidated federal, state and local income tax returns. The Company computes its tax expense as if it were a separate entity.

At February 28, 2006, the Company had a deferred net tax liability of $748,250, which relates to net unrealized gains.

NOTE D - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one year of service and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of the Board of Directors. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE E - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2006, the Company had net capital of approximately $3,816,000, which is $3,384,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.70 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii).

NOTE F - DERIVATIVE FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into transactions in various financial instruments including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

NOTE G - RELATED PARTY TRANSACTIONS

A substantial part of the Company's income is generated from seven affiliated regulated investment companies and an offshore fund.

The Company shares office, administrative and occupancy expenses with BCG and two affiliated corporations. The Company recognizes its share of such expenses by a formula determined by management.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company leases office space under two long-term operating leases, expiring at December 31, 2023.

The estimated minimum aggregate rentals are as follows:

Year Ending February 28,	
2007	$ 6,218,000
2008*	6,218,000
2009	6,263,000
2010	6,491,000
2011	6,491,000
Thereafter	93,427,000
	$ 125,108,000

* Year ending February 29

In addition, the leases contain escalation clauses for increases in real estate taxes and operating costs. The facility, which the Company uses, is also shared with BCG and affiliates. The rent is apportioned to the occupants by a formula determined by management.